

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2024

Cam Gallagher
Interim Chief Financial Officer
Zentalis Pharmaceuticals, Inc.
1359 Broadway
Suite 801
New York, New York 10018

      Re: Zentalis Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 27, 2024
           File No. 001-39263

Dear Cam Gallagher:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences